Exhibit 4(a)(iv)

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Comtech Telecommunications Corp. (“we,” “our,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.10 per share (“common stock”).

DESCRIPTION OF COMMON STOCK

The following description of our common stock is intended as a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (which we refer to as our “charter”), our Third Amended and Restated By-Laws (the “Bylaws”), and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Each of the charter and the Bylaws are included as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to the charter and the Bylaws.

General

Our charter authorizes 100,000,000 shares of common stock, $0.10 par value per share, and 2,000,000 shares of preferred stock, $0.10 par value per share.

Common Stock
Common Stock Outstanding. As of July 12, 2022, we had 27,510,310 shares of our common stock issued and outstanding.

Voting Rights. Each holder of our common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of stockholders.

Dividend Rights. Holders of our common stock are entitled to receive, as and when declared by our board of directors, dividends payable either in cash or in property, including securities of our Company, out of assets of our Company that are legally available therefor.

Rights upon Liquidation. Holders of our common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of our Company, in all remaining assets available for distribution to stockholders after payment of or provision for our liabilities and the liquidation preference of any of our outstanding preferred stock.

Preemptive Rights. Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Preferred Stock
As discussed in more detail below, we are authorized under our charter to issue up to 2,000,000 shares of preferred stock. We have currently designated two series of our preferred stock: (1) 200,000 shares of our preferred stock designated as Series A Junior Participating Cumulative Preferred Stock, none of which are outstanding, and (2) Series A Convertible Preferred Stock, 100,000 shares of which are currently outstanding.

Blank Check Preferred Stock. Under our charter, our board of directors has the authority, without stockholder approval, to designate one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of the relevant series of preferred stock authorized, and to determine the preferences, rights, privileges, qualifications, restrictions and limitations of any such series, including the number of shares constituting any such series and the designation of such series, dividend rights, voting rights, the rights and terms of conversion, the rights and terms of redemption, the terms of any sinking fund, retirement fund or purchase fund to be provided with such series and liquidation preferences. Acting under this authority, our board of directors could designate and issue a series of preferred stock with preferences, rights, privileges, qualifications, restrictions or limitations, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such stockholder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by our stockholders. We have no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.

Series A Junior Participating Cumulative Preferred Stock. As of the date of this prospectus, we have designated 200,000 shares of our preferred stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.10 per share, none of which are outstanding.

Series A Convertible Preferred Stock. As of the date of this prospectus, we have designated 125,000 shares of our preferred stock as Series A Convertible Preferred Stock, par value $0.10 per share, and currently have 100,000 of such shares outstanding. The Investors (as defined below) have the right to purchase their pro rata portion of an aggregate of an additional 25,000 shares of Series A Convertible Preferred Stock.

Designation of Series A Convertible Preferred Stock.

The Series A Convertible Preferred Stock ranks senior to the shares of the Company’s common stock, with respect to the payment of dividends and the distribution of assets upon a liquidation, dissolution or winding up of the Company. The Series A Convertible Preferred Stock has an initial liquidation preference of $1,000 per share. Holders of the Series A Convertible Preferred Stock are entitled to a cumulative dividend (the “Dividend”) at the rate of 6.5% per annum, compounding quarterly, paid-in-kind or paid in cash, at the Company’s election. For any quarter in which the Company elects not to pay the Dividend in cash with respect to a share of Series A Convertible Preferred Stock, such Dividend will become part of the liquidation preference of such share, as set forth in the Certificate of Designations designating the Series A Convertible Preferred Stock. In addition, no dividend or other distribution on the common stock will be declared or paid on the common stock unless, at the time of such declaration and payment, an equivalent dividend or distribution is declared and paid on the Series A Convertible Preferred Stock (the “Participating Dividend”), provided that in the case of any such dividend in the form of cash, in lieu of a cash payment, such Participating Dividend will become part of the liquidation preference of the shares of Series A Convertible Preferred Stock, as set forth in the Certificate of Designations filed with the Secretary of State of the State of Delaware (as amended, the “Certificate of Designations”). However, the Participating Dividend will not apply to any dividends on Common Stock in the ordinary course consistent with past practice on a quarterly basis in an amount not to exceed the Company’s current dividend rate of $0.10 per share per quarter.

Conversion Rights and Mandatory Redemption.

The Series A Convertible Preferred Stock is convertible into shares of common stock at the option of the holders thereof at or following the earlier to occur of (a) the filing of the Company’s Annual Report on Form 10-K for the fiscal year ending July 31, 2022 but no later than October 19, 2022, or (b) immediately prior to (and conditioned upon) the consummation of a Change of Control (as defined in the Certificate of Designations). At any time after October 19, 2024, the Company has the right to mandate the conversion of the Series A Convertible Preferred Stock, subject to certain restrictions, based on the price of the Common Stock in the preceding thirty (30) trading days. The adjusted conversion price for the shares issued in the Initial Issuance is $23.97, subject to an increase in the conversion price to $26.00 upon the achievement of $76.0 million of Adjusted EBITDA (as defined in the Subscription Agreement) for the Company’s 2022 fiscal year, and the adjusted conversion price for the shares issued in any Subsequent Issuance is $31.21, subject to certain adjustments set forth in the Certificate of Designations.

Voting and Consent Rights.

Holders of the Series A Convertible Preferred Stock are entitled to vote with the holders of the common stock on an as-converted basis. Holders of the Series A Convertible Preferred Stock will be entitled to a separate class vote with respect to, among other things, amendments to the Company’s organizational documents that have an adverse effect on the Series A Convertible Preferred Stock, authorizations or issuances of securities of the Company, the payment of dividends other than dividends on common stock in the ordinary course consistent with past practice on a quarterly basis in an amount not to exceed the Company’s current dividend rate of $0.10 per share per quarter, related party transactions, repurchases or redemptions of securities of the Company (other than the repurchase of up to $25,000,000 of shares of Common Stock), dispositions of businesses or assets, the incurrence of indebtedness and certain amendments or extensions of the Company’s existing credit facility, in each case, subject to the exceptions and qualifications set forth in the Certificate of Designations.

Repurchase Rights.

Each initial investor (“Investor”) of Series A Convertible Preferred Stock will have the right to require the Company to repurchase such Investor’s Series A Convertible Preferred Stock on a date occurring either (a) on or after October 19, 2026 (the “Optional Repurchase Trigger Date”) at a price equal to the liquidation preference or (b) in connection with a conversion of Series A Convertible Preferred Stock, pursuant to which the number of shares of Common Stock issuable upon such conversion would exceed 19.99% of the issued and outstanding shares of Common Stock as of October 18, 2021 (such excess shares, "Excess Conversion Shares"), at any time after the date that is 91 days after the maturity date of the Company’s existing credit facility, at a price per share equal to the number of Excess Conversion Shares multiplied by the Last Reported Sales Price (as defined) of common stock on the applicable conversion date. In addition, each Investor will have the right to cause the Company to repurchase its shares of Series A Convertible Preferred Stock in connection with a Change of Control, at a price equal to the liquidation preference.

Right to Nominate Director.

For so long as the Investors (or their permitted transferees) own beneficially and of record at least fifty percent (50%) of the shares of Series A Convertible Preferred Stock purchased pursuant to the Subscription Agreement (including any shares of Series A Convertible Preferred Stock previously held that were subsequently converted into shares of common stock for so long as the Investors (or their permitted transferees) continue to own beneficially and of record such shares of common stock), the Investors representing at least a majority of the outstanding shares of Series A Convertible Preferred Stock then outstanding have the right to nominate one person to serve on the Board of Directors of the Company (the “Board”), with the initial nominee to be nominated no later than the date that is six months after the Initial Issuance. If there is no vacancy on the Board at such time, the Company will expand the size of the Board to create a vacancy. Subject to the qualifications set forth in the Certificate of Designations, the initial nominee of the holders of Series A Convertible Preferred Stock will be appointed to the Board for a term expiring at the next succeeding annual meeting of the Company’s stockholders and until his or her successor is duly elected and qualified.

Standstill.

Until the one year anniversary of the Voting Rights Expiration Date (as defined in the Certificate of Designations), subject to the qualifications set forth in the Subscription Agreement, the Investors will be subject to certain standstill restrictions pursuant to which the Investors will be restricted, among other things and subject to certain customary exceptions, from (1) acquiring more than a specified amount of the Company’s outstanding common stock or securities exchangeable for or convertible into the Common Stock, (2) making, participating in or encouraging any proxy solicitation or submitting any shareholder proposal to the Company, (3) publicly proposing any change of control or other material transaction involving the Company, (4) seeking representation on the Board (beyond the representation provided for above), (5) seeking to control or influence the management, board of directors or business of the Company, (6) encouraging or entering into any agreements with any person with respect to any of the foregoing, or (7) taking any action that would require the Company to make a public announcement regarding any of the foregoing.

Transfer Restrictions.

Prior to the second anniversary of the Initial Issuance, the Investors will be restricted from transferring the Series A Convertible Preferred Stock, subject to certain specified exceptions.

Our Board of Directors

Our Board of Directors is divided currently into three classes, with each class holding office for staggered three-year terms. On December 28, 2021, we amended our charter to start phasing out the classified Board structure by our fiscal 2024 annual meeting of stockholders. Until such time, the classification of directors may have the effect of making it more difficult for our stockholders to change the composition of the Board of Directors in a relatively short period of time. In addition, the classified board provision could have the effect of discouraging a third party from attempting to gain control of us, even though such an attempt might be beneficial to us and our stockholders. Accordingly, the classified board provision, if effective, could delay, defer or prevent a change in control of our company.

Certain Provisions of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, an anti-takeover law. In general, this statute provides that, except in certain limited circumstances, a corporation shall not engage in any “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, for purposes of Section 203 of the DGCL, an “interested stockholder” is a person who, together with affiliates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This provision could have the effect of delaying or preventing a change in control of our company.

Liability of Directors and Officers
As permitted by Delaware law, our charter contains a provision that eliminates the personal liability of the directors to us and our stockholders for monetary damages for breaches of fiduciary duties as directors, except that such provision does not apply to any breach that involves:

•a breach of a director’s duty of loyalty to our company;
•any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;
•a transaction from which the director derives an improper personal benefit; or
•the payment of dividends or the approval of stock repurchases or redemptions that are unlawful under the DGCL.
Our by-laws provide that we shall indemnify (a) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of our company) by reason of the fact that he is or was one of our directors, officers or employees, or is or was serving at our request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was illegal, and (b) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by us or in our name to procure a judgment in its favor by reason of the fact that he or she is or was one of our directors, officers or employees, or is or was serving at our request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to us unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.